Ardagh Group S.A. – Second Quarter 2017 Earnings Release

Ardagh Group S.A. (NYSE: ARD) today announced its financial results for the second quarter ended June 30, 2017.

Highlights

	Three months ended (in €m except per share and ratio data)
	June 30, 2017		June 30, 2016		Change %	Change PF1%
Revenue	2,021		1,281		58%	1%
Adjusted EBITDA[2]	379		256		48%	6%
Operating cash flow	237		184		29%
Adjusted free cash flow	77		59		31%
Adjusted earnings per share (€)	0.49		0.10
Net debt to LTM Adjusted EBITDA[3]	5.1	x	5.7	x
Dividend per share declared ($)[4]	0.14		-

•	Revenue increased by 58% to €2,021 million with pro forma growth of 1% at actual and constant currency;
•	Adjusted EBITDA increased by 48% to €379 million, with pro forma growth of 6%;
•	Adjusted EBITDA margin of 18.8%, an increase of 100bps on a pro forma basis;
•	Earnings per share €0.13 (2016: loss per share €0.34);
•	Adjusted earnings per share of €0.49, up from €0.10 in the prior year;
•	Net debt to LTM Adjusted EBITDA reduced from 5.3x to 5.1x during the quarter;
•	10-year GBP400 million Senior Notes issuance, further improving debt maturities to almost 7 years;
•	$750 million of available cash and IPO proceeds used or allocated to repay debt to date in 2017;
•	Quarterly cash dividend of $0.14 per common share, payable on August 31, 2017;
•
Prior guidance for 2017 Adjusted EBITDA of €1.4 billion ($1.5 billion) was based on then prevailing exchange rates. At current exchange rates this guidance becomes €1.37 billion ($1.6 billion) due entirely to currency. Targeted leverage of approximately 4.75x Adjusted EBITDA at December 31, 2017 is unchanged.

1 Change pro forma reflects the Beverage Can Acquisition completed June 30, 2016.
2 Adjusted EBITDA is defined on page 5 of this release.
3 2016 reflects LTM Adjusted EBITDA on a pro forma basis.
4 Payable on August 31, 2017 to shareholders of record on August 17, 2017.

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Summary Financial Information

	Three months ended		Six months ended
	(in € millions, except EPS, ratios and percentages)
	June 30, 2017	June 30, 2016	June 30, 2017		June 30, 2016

Revenue	2,021	1,281	3,865		2,499
Profit/(loss) for the period	30	(69)	(29)		(55)
Adjusted profit for the period	116	21	177		59
Adjusted EBITDA	379	256	678		473
Adjusted EBITDA margin	18.8%	20.0%	17.5%		18.9%
Earnings per share (€)	0.13	(0.34)	(0.13)		(0.27)
Adjusted earnings per share (€)	0.49	0.10	0.79		0.29
LTM Adjusted EBITDA			1,363		-

Net debt[5]			6,964		7,365
Cash and available liquidity[6]			988		819
Net debt to LTM Adjusted EBITDA			5.1	x	5.7	x

Cash generated from operations	309	243	416		322
Operating cash flow	237	184	243		213
Adjusted free cash flow	77	59	(6)		16

Operating and Adjusted Free Cash Flow

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2017	2016	2017	2016
	€m	€m	€m	€m
Adjusted EBITDA	379	256	678	473
Movement in working capital	(42)	(3)	(223)	(125)
Capital expenditure	(98)	(65)	(207)	(129)
Exceptional restructuring	(2)	(4)	(5)	(6)
Operating Cash Flow	237	184	243	213
Interest	(133)	(99)	(209)	(165)
Income tax	(27)	(26)	(40)	(32)
Adjusted Free Cash Flow	77	59	(6)	16

5 Net debt at June 30, 2016, excludes Senior PIK Notes due 2019, redeemed in September 2016.
6 Included within cash and available liquidity at June 30, 2017 are net IPO proceeds of €303 million which are intended to be used to redeem in full the principal amount outstanding of the €405 million 4.250% First Priority Senior Secured Notes due 2022, on August 1, 2017.

The non-GAAP information in the above tables has been derived from the Consolidated Interim Financial Statements and related notes. Interest included in the calculation of Adjusted Free Cash Flow excludes exceptional interest paid.

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Financial Performance Review

Bridge of 2016 reported revenue to 2017 reported revenue

	Three months ended June 30

	Metal Packaging Europe	Metal Packaging Americas	Glass Packaging Europe	Glass Packaging North America	Group
	€m	€m	€m	€m	€m

Reported revenue 2016	398	83	371	429	1,281
Acquisition	385	332	-	-	717
Pro forma revenue 2016	783	415	371	429	1,998
Organic	11	4	5	(4)	16
Reclassification	-	-	-	(4)	(4)
FX translation	(8)	15	(10)	14	11
Reported revenue 2017	786	434	366	435	2,021

Bridge of 2016 reported Adjusted EBITDA to 2017 reported Adjusted EBITDA

	Three months ended June 30

	Metal Packaging Europe	Metal Packaging Americas	Glass Packaging Europe	Glass Packaging North America	Group
	€m	€m	€m	€m	€m

Reported Adjusted EBITDA 2016	68	13	79	96	256
Acquisition	58	42	-	-	100
Pro forma Adjusted EBITDA 2016	126	55	79	96	356
Organic	9	12	3	(2)	22
FX translation	(1)	1	(2)	3	1
Reported Adjusted EBITDA 2017	134	68	80	97	379

Reported Adjusted EBITDA 2017 margin	17.0%	15.7%	21.9%	22.3%	18.8%
Pro forma Adjusted EBITDA 2016 margin	16.1%	13.3%	21.3%	22.4%	17.8%

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Bridge of 2016 reported revenue to 2017 reported revenue

	Six months ended June 30

	Metal Packaging Europe	Metal Packaging Americas	Glass Packaging Europe	Glass Packaging North America	Group
	€m	€m	€m	€m	€m

Reported revenue 2016	782	174	692	851	2,499
Acquisition	680	621	-	-	1,301
Pro forma revenue 2016	1,462	795	692	851	3,800
Organic	30	14	14	6	64
Reclassification	-	-	-	(15)	(15)
FX translation	(18)	30	(21)	25	16
Reported revenue 2017	1,474	839	685	867	3,865

Bridge of 2016 reported Adjusted EBITDA to 2017 reported Adjusted EBITDA

	Six months ended June 30

	Metal Packaging Europe	Metal Packaging Americas	Glass Packaging Europe	Glass Packaging North America	Group
	€m	€m	€m	€m	€m

Reported Adjusted EBITDA 2016	127	23	142	181	473
Acquisition	104	71	-	-	175
Pro forma Adjusted EBITDA 2016	231	94	142	181	648
Organic	10	16	6	(3)	29
FX translation	(3)	3	(4)	5	1
Reported Adjusted EBITDA 2017	238	113	144	183	678

Reported Adjusted EBITDA 2017 margin	16.1%	13.5%	21.0%	21.1%	17.5%
Pro forma Adjusted EBITDA 2016 margin	15.8%	11.8%	20.5%	21.3%	17.1%

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Group
Revenue in the quarter ended June 30, 2017 increased by 58% to €2,021 million, compared with the same period last year. Revenue growth principally reflected the Beverage Can Acquisition, completed on June 30, 2016, as well as organic growth of 1%.  Second quarter Adjusted EBITDA of €379 million increased by 48%, compared with the same period last year. Growth reflected the Beverage Can Acquisition, as well as pro forma growth of 6% compared with the same period last year.

Metal Packaging Europe
Revenue increased by 97%, to €786 million in the three month period ended June 30, 2017, compared with the same period last year. Growth reflected the inclusion of the Beverage Can Acquisition, as well as 1% organic growth, partly offset by €8 million currency translation effects. Adjusted EBITDA increased by 97% to €134 million, compared with the same period last year. Growth in Adjusted EBITDA reflected the Beverage Can Acquisition, as well as 7% organic growth, partly offset by €1 million adverse currency translation effects.

Metal Packaging Americas
Revenue increased by 423% to €434 million in the second quarter of 2017, compared with the same period last year. Revenue growth reflected the Beverage Can Acquisition, a 1% organic increase, as well as positive currency translation effects of €15 million. Adjusted EBITDA increased by €55 million to €68 million, compared with the same period last year. Growth primarily reflected the Beverage Can Acquisition, 22% organic Adjusted EBITDA growth and positive currency translation effects of €1 million.

Glass Packaging Europe
Revenue declined by 1% to €366 million in the three month period ended June 30, 2017, compared with the same period last year, as organic growth of 1% was more than offset by €10 million currency translation effects. Adjusted EBITDA for the quarter increased by 1% to €80 million, compared with the same period last year, with growth of 4% at constant currency rates.

Glass Packaging North America
Revenue increased by 1% to €435 million in the second quarter, compared with the same period last year including a €14 million positive currency translation effect. Constant currency revenue was 2% lower, due mainly to continued soft mass beer markets. Adjusted EBITDA increased by 1% to €97 million in the second quarter, compared with the same period in 2016. Excluding a positive currency translation effect of €3 million, Adjusted EBITDA was 2% lower than the same period last year.

Financing Activity
In June, the Group issued £400 million, 10-year sterling notes, representing the longest debt maturity issued to date and its first in sterling. Proceeds, together with available cash, were used to redeem in full the $500 million Senior Secured Floating Rate Notes due 2021.

Following the redemption of the €405 million 4.250% First Priority Senior Secured Notes due 2022 on August 1, the Group will have used over $750 million of available cash and IPO proceeds to repay debt.

Net debt at June 30, 2017 was €7.0 billion.

Adjusted EBITDA
Adjusted EBITDA is defined as profit/(loss) for the period before income tax expense/(credit), net finance expense, depreciation and amortization and exceptional operating items. We use Adjusted EBITDA to evaluate and assess our segment performance. Adjusted EBITDA is presented because we believe that it is frequently used by securities analysts, investors and other interested parties in evaluating companies in the packaging industry. However, other companies may calculate Adjusted EBITDA in a manner different from us. Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered an alternative to profit/(loss) as indicators of operating performance or any other measures of performance derived in accordance with IFRS.

For a reconciliation of the profit/(loss) for the period to Adjusted EBITDA see page 11.

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Conference Call Details

Ardagh Group S.A. (NYSE: ARD) will hold its second quarter 2017 earnings call for investors at 3 p.m. BST (10 a.m. ET) on July 27, 2017. Please use the following link to register for this call:

http://event.onlineseminarsolutions.com/r.htm?e=1454308&s=1&k=7EDB2CFB20A388384D0D59894AA95288

About Ardagh Group

The Ardagh Group is a global leader in metal and glass packaging solutions, producing packaging for the world's leading food, beverage and consumer brands. It operates 109 facilities in 22 countries, employing approximately 23,500 people and has global sales of approximately €7.7 billion.

Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that the forward-looking information presented in this press release is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained in this press release. Any forward-looking information presented herein is made only as of the date of this press release, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise.

Contacts

Investors:
Email: john.sheehan@ardaghgroup.com

Media:

Pat Walsh, Murray Consultants
Tel.: +1 646 776 5918 / +353 87 2269345
Email: pwalsh@murrayconsult.ie

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Condensed Consolidated Interim Financial Statements
Consolidated Interim Income Statement

	Three months ended June 30, 2017			Three months ended June 30, 2016
	Before exceptional items €m Unaudited	Exceptional items €m Unaudited	Total €m Unaudited	Before exceptional items €m Unaudited	Exceptional items €m Unaudited	Total €m Unaudited

Revenue	2,021	-	2,021	1,281	-	1,281
Cost of sales	(1,640)	(8)	(1,648)	(1,041)	9	(1,032)
Gross profit/(loss)	381	(8)	373	240	9	249
Sales, general and administration expenses	(97)	(5)	(102)	(54)	(81)	(135)
Intangible amortization	(59)	-	(59)	(27)	-	(27)
Operating profit/(loss)	225	(13)	212	159	(72)	87
Finance expense	(109)	(42)	(151)	(125)	(99)	(224)
Finance income	-	-	-	-	78	78
Profit/(loss) before tax	116	(55)	61	34	(93)	(59)
Income tax (charge)/credit	(42)	11	(31)	(30)	20	(10)
Profit/(loss) for the period	74	(44)	30	4	(73)	(69)

Profit/(loss) attributable to:
Owners of the parent			30			(69)
Non-controlling interests			-			-
Profit/(loss) for the period			30			(69)

Profit/(loss) per share:
Basic profit/(loss) for the period attributable to ordinary equity holders of the parent			€0.13			(€0.34)

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Consolidated Interim Income Statement

	Six months ended June 30, 2017			Six months ended June 30, 2016
	Before exceptional items €m Unaudited	Exceptional items €m Unaudited	Total €m Unaudited	Before exceptional items €m Unaudited	Exceptional items €m Unaudited	Total €m Unaudited

Revenue	3,865	-	3,865	2,499	-	2,499
Cost of sales	(3,174)	(8)	(3,182)	(2,047)	6	(2,041)
Gross profit/(loss)	691	(8)	683	452	6	458
Sales, general and administration expenses	(197)	(18)	(215)	(120)	(83)	(203)
Intangible amortization	(122)	-	(122)	(54)	-	(54)
Operating profit/(loss)	372	(26)	346	278	(77)	201
Finance expense	(230)	(123)	(353)	(208)	(99)	(307)
Finance income	-	-	-	-	78	78
Profit/(loss) before tax	142	(149)	(7)	70	(98)	(28)
Income tax (charge)/credit	(52)	30	(22)	(47)	20	(27)
Profit/(loss) for the period	90	(119)	(29)	23	(78)	(55)

Loss attributable to:
Owners of the parent			(29)			(55)
Non-controlling interests			-			-
Loss for the period			(29)			(55)

Loss per share:
Basic loss for the period attributable to ordinary equity holders of the parent			(€0.13)			(€0.27)

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Consolidated Interim Statement of Financial Position

	June 30, 2017 €m Unaudited	December 31, 2016 €m Audited
Non-current assets
Intangible assets	3,616	3,904
Property, plant and equipment	2,810	2,911
Derivative financial instruments	-	124
Deferred tax assets	246	259
Other non-current assets	18	20
	6,690	7,218
Current assets
Inventories	1,177	1,125
Trade and other receivables	1,367	1,164
Derivative financial instruments	10	11
Restricted cash	28	27
Cash and cash equivalents	693	745
	3,275	3,072
TOTAL ASSETS	9,965	10,290

Equity attributable to owners of the parent
Issued capital	22	-
Share premium	1,090	136
Capital contribution	431	431
Other reserves	(315)	(324)
Retained earnings	(2,429)	(2,313)
	(1,201)	(2,070)
Non-controlling interests	1	2
TOTAL EQUITY	(1,200)	(2,068)

Non-current liabilities
Borrowings	7,168	8,142
Employee benefit obligations	880	905
Deferred tax liabilities	633	694
Derivative financial instruments	112	-
Related party borrowings	-	673
Provisions	47	57
	8,840	10,471
Current liabilities
Borrowings	406	8
Interest payable	69	81
Derivative financial instruments	-	8
Trade and other payables	1,632	1,539
Amounts payable to parent companies	6	-
Income tax payable	156	182
Provisions	56	69
	2,325	1,887
TOTAL LIABILITIES	11,165	12,358
TOTAL EQUITY and LIABILITIES	9,965	10,290

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Consolidated Interim Statement of Cash Flows

	Three months ended June 30,		Six months ended June 30,
	2017 €m Unaudited	2016 €m Unaudited	2017 €m Unaudited	2016 €m Unaudited

Cash flows from operating activities
Cash generated from operations	309	243	416	322
Interest paid	(135)	(108)	(211)	(174)
Income tax paid	(27)	(26)	(40)	(32)
Net cash from operating activities	147	109	165	116

Cash flows from investing activities
Purchase of business, net of cash acquired	-	(2,571)	-	(2,571)
Purchase of property, plant and equipment	(96)	(63)	(202)	(125)
Purchase of software and other intangibles	(3)	(3)	(6)	(5)
Proceeds from disposal of property, plant and equipment	1	1	1	1
Net cash used in investing activities	(98)	(2,636)	(207)	(2,700)

Cash flows from financing activities
Proceeds from borrowings	458	3,950	3,507	3,950
Repayment of borrowings	(838)	(1,311)	(3,656)	(1,313)
Net (costs)/proceeds from share issuance	(3)	-	310	-
Dividend paid	(29)	-	(93)	-
Early redemption premium paid	(22)	(59)	(76)	(59)
Deferred debt issue costs paid	(5)	(50)	(22)	(50)
Proceeds from the termination of derivative financial instruments	42	-	42	-
Net cash (outflow)/inflow from financing activities	(397)	2,530	12	2,528

Net (decrease)/increase in cash and cash equivalents	(348)	3	(30)	(56)

Cash and cash equivalents at beginning of period	1,082	488	772	553
Exchange (losses)/gains on cash and cash equivalents	(13)	48	(21)	42
Cash and cash equivalents at end of period	721	539	721	539

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Reconciliation of profit/(loss) to Adjusted EBITDA
	Three months ended		Six months ended
	June 30, 2017 €m	June 30, 2016 €m	June 30, 2017 €m	June 30, 2016 €m
Profit/(loss) for the period	30	(69)	(29)	(55)
Income tax charge	31	10	22	27
Net finance expense	151	146	353	229
Depreciation and amortization	154	97	306	195
Exceptional operating items	13	72	26	77
Adjusted EBITDA	379	256	678	473

Reconciliation of profit/(loss) to Adjusted profit

	Three months ended		Six months ended
	June 30, 2017 €m	June 30, 2016 €m	June 30, 2017 €m	June 30, 2016 €m
Profit/(loss) for the period	30	(69)	(29)	(55)
Total exceptional items[7]	55	93	149	98
Tax credit associated with exceptional items	(11)	(20)	(30)	(20)
Intangible amortization	59	27	122	54
Tax credit associated with intangible amortization	(17)	(10)	(35)	(18)
Adjusted profit for the period	116	21	177	59
Weighted average ordinary shares	236.3	202.0	222.8	202.0
Adjusted earnings per share (€)	0.49	0.10	0.79	0.29

Cash generated from operations
	Three months ended		Six months ended
	June 30, 2017 €m	June 30, 2016 €m	June 30, 2017 €m	June 30, 2016 €m
Profit/(loss) for the period	30	(69)	(29)	(55)
Income tax charge	31	10	22	27
Net finance expense	151	146	353	229
Depreciation and amortization	154	97	306	195
Exceptional operating items	13	72	26	77
Movement in working capital	(42)	(3)	(223)	(125)
Acquisition-related, IPO, plant start-up and other exceptional costs paid	(26)	(6)	(34)	(20)
Exceptional restructuring paid	(2)	(4)	(5)	(6)
Cash generated from operations	309	243	416	322

7 Total exceptional items for the three and six months ended June 30, 2017 include debt refinancing and settlement costs of €28 million and €109 million respectively.  Further, total exceptional items for the three and six months ended June 30, 2017 include costs directly attributable to the acquisition and integration of the Beverage Can Business and IPO and other transaction related costs of €5 million and €18 million respectively.

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